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                                MICROISLET, INC.
                        6370 Nancy Ridge Drive, Suite 112
                          San Diego, California, 92121

                                  May 11, 2006


VIA EDGAR
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

         Re:  MicroIslet, Inc. - Registration Statement on Form SB-2
              ------------------------------------------------------
              (File No. 333-133861)
              ---------------------


Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MicroIslet, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form SB-2 (the "Registration Statement") to become effective at 9:30 a.m. Eastern Time on Friday, May 12, 2006, or as soon thereafter as practicable.

         In connection with this request, the Company hereby acknowledges that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please confirm that the Registration Statement has been declared effective by telephoning John D. Tishler of Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943. Questions or comments with respect to this request may be directed to Mr. Tishler by telephone or by facsimile at (858) 509-3691.

                                            Very truly yours,

                                            By:  /s/ Kevin A. Hainley
                                                 -------------------------------
                                                 Kevin A. Hainley
                                                 Interim Chief Financial Officer

cc:      John D. Tishler, Esq.